UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

(Translation of registrant's name into English)

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

Mitsubishi Tokyo Financial Group, Inc.

Bankruptcy of Nippon Kakoh Seishi CO., LTD. and Affiliates: Eventual Possibility of Credit Losses

Tokyo, May 30, 2002---Mitsubishi Tokyo Financial Group, Inc. (MTFG; President: Shigemitsu Miki) announced today that credits provided by its subsidiaries, The Bank of Tokyo-Mitsubishi, Ltd. (BTM) and The Mitsubishi Trust and Banking Corporation (MTB) to Nippon Kakoh Seishi CO., LTD. (Nippon Kakoh Seishi) and its affiliates eventually may not be repaid due to the event described hereunder.

1. Outline of Nippon Kakoh Seishi

(1) Head office:	5-27, Akasaka 2-chome, Minato-ku, Tokyo, Japan
(2) Representative:	Seiichi Yamaguchi
(3) Capital:	¥11,522 million
(4) Business:	Paper manufacture and processing

2. Event and date of occurrence

On May 29, 2002, Nippon Kakoh Seishi and affiliates filed for bankruptcy with the Tokyo District Court and on the same day an adjudication of bankruptcy was received.

3. Outstanding credit balances to Nippon Kakoh Seishi and affiliates

BTM:	¥444 million
MTB:	¥15,413 million

4. Influence on MTFG's business results

This event is not expected to have any material effect on MTFG's previously announced business forecasts for the current fiscal year.

* * *

For further information, please contact:
Masahiko Tsutsumi, Chief Manager, Public Relations Office
Tel: 81-3-3240-8136

MTFG

Mitsubishi Tokyo Financial Group, Inc.

10-1, Yurakucho 1-chome, Chiyoda-ku
Tokyo 100-0006, Japan

TEL: 81-3-3240-8111
FAX: 81-3-3240-8852

May 30, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Form 6-K

Ladies and Gentlemen:

Mitsubishi Tokyo Financial Group, Inc., a company incorporated under the laws of Japan (the "Company"), submitted herewith the Company's Report of Foreign Issuer on Form 6-K dated May 30, 2002.

In the event that the staff has any questions in respect of this filing, please send me a facsimile message at 81-3-3240-8852.

Very truly yours,

Name: Asushi Inamura
Title: Chief Manager, General Affairs
Corporate Administration Division

cc : New York Stock Exchange, Inc. / Mr. Ken Smythe
Spear, Leeds & Kellogg / Mr. Howard B. Eisen
The Bank of New York, New York / Ms. Jennifer Monaco
The Bank of New York, Singapore / Mr. Terence Ang
The Bank of New York, Tokyo / Mr. Kainoshin Hara
Union Bank of California / Mr. Hiro Hayashi
The Mitsubishi Trust and Banking Corporation, New York / Mr. Tom Pennignton

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2002

MITSUBISHI TOKYO FINANCIAL GROUP, INC.

By: ______________________________

Name: Atsushi Inamura
Title: Chief Manager,General Affairs
Corporate Administration Division

Bank of Tokyo-Mitsubishi

The Bank of Tokyo-Mitsubishi, Ltd.
7-1, Marunouchi 2-chome
Chiyoda-ku, Tokyo 100 Japan

May 30, 2002

New York Stock Exchange, Inc.
20 Broad Street
New York, New York 10005
Attn: Mr. Ken Smythe (Account Manager)

Re : Consolidated Summary Report <under Japanese GAAP>
for the Fiscal Year Ended March 31,2002
and Changes of Corporate Directors.

Dear Sirs,

Please be notified that the attached news was released.

Very truly yours,

Yoshihiko Kasuya
Deputy General Manager
General Affairs Office

cc: Filing Desk
Securities and Exchange Commission

Ms. Jennifer Monaco / Mr. Kainoshin Hara
The Bank of New York

Mr. Jim Coufos
Spear, Leeds & Kellogg